EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synaptics Incorporated:

We consent to the use of our report dated August 23, 2019, with respect to the consolidated balance sheets of Synaptics Incorporated as of June 29, 2019, and June 30, 2018, and the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity and cash flows for each of the years in the three-year period ended June 29, 2019, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of June 29, 2019, incorporated herein by reference.

/s/ KPMG LLP

Santa Clara, California

November 1, 2019